UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Axle AI, Inc.

Legal status of issuer

        Form
        Corporation

        Jurisdiction of Incorporation/Organization
        Delaware

        Date of organization
        July 12, 2018

Physical address of issuer
38 Fenway, Boston, MA 02215

Website of issuer
http://www.axle.ai

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$428,000

Deadline to reach the Target Offering Amount:

September 30, 2021

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

2

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$236,697	$180,652
Cash & Cash Equivalents	$93,992	$9,255
Accounts Receivable	$111,318	$137,933
Short-term Debt	$258,437	$274,774
Long-term Debt	$347,511	$174,662
Revenues/Sales	$667,119	$859,455
Cost of Goods Sold	$64,594	$90,504
Taxes Paid	$0	$0
Net Income	$(209,608)	$(442,804)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

June 10, 2021

Axle AI, Inc.



Up to $428,000 of Crowd SAFE (Simple Agreement for Future Equity)

Axle AI, Inc. ("Axle AI", the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $428,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this "**Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by September 30, 2021 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$150	$9.00	$141
Maximum Individual Purchase Amount (3)(4)	$25,000	$1,500	$23,500
Target Offering Amount	$25,000	$1,500	$23,500
Maximum Offering Amount	$428,000	$25,680	$402,320

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.
(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

(4)   Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER

FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at http://www.axle.ai.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/axle-ai

The date of this Form C is June 10, 2021.

TABLE OF CONTENTS

ABOUT THIS FORM C...i

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS.................................i

SUMMARY..1

    The Company..1

    The Offering...1

RISK FACTORS..2

    Risks Related to the Company's Business and Industry...2

    Risks Related to the Offering...6

    Risks Related to the Securities...8

BUSINESS...12

    Description of the Business..12

    Business Plan..12

    The Company's Products and/or Services..12

    Competition..12

    Customer Base..12

    Intellectual Property...13

    Governmental/Regulatory Approval and Compliance...13

    Litigation...13

USE OF PROCEEDS..14

DIRECTORS, OFFICERS, AND MANAGERS 14

    Indemnification 15

    Employees..16

CAPITALIZATION, DEBT AND OWNERSHIP 17

    Capitalization 17

    Outstanding Debt..21

    Ownership..25

FINANCIAL INFORMATION..26

    Operations..26

    Cash and Cash Equivalents...26

    Liquidity and Capital Resources...26

    Capital Expenditures and Other Obligations...26

    Valuation...26

    Material Changes and Other Information...26

    Previous Offerings of Securities...27

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST...........................29

THE OFFERING AND THE SECURITIES 30

    The Offering 30

    The Securities..31

COMMISSION AND FEES...34

    Stock, Warrants and Other Compensation...34

TAX MATTERS 34

LEGAL MATTERS...35

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION 35

ADDITIONAL INFORMATION...35

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

The Company was started in July of 2012 as a sole proprietorship owned by the CEO, Sam Bogoch. The Company then formed in Massachusetts as "Axle Video, LLC" a limited liability company on January 31, 2013. On July 12, 2018, the limited liability company was converted to a Delaware corporation as "Axle AI, Inc." The Company incorporated to accommodate future financing and fund raising. The Company changed their name to Axle AI, Inc. because artificial intelligence began to play a larger role in the company's technology.

The Company is located at 38 Fenway, Boston, MA 02215.

The Company's website is http://www.axle.ai

The Company conducts business in Massachusetts and sells products and services through the internet throughout the United States and internationally.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/axle-ai and is attached as Exhibit B to this Form C.

The Offering

Minimum Amount of the Securities Offered	25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,000*
Maximum Amount of the Securities Offered	428,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	428,000*
Price Per Security	$1.00
Minimum Individual Purchase Amount	$150 +
Maximum Individual Purchase Amount	$25,000
Offering Deadline	September 30, 2021
Use of Proceeds	See the description of the use of proceeds on page 14 hereof.
Voting Rights	See the description of the voting rights on page 34.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings happening throughout 2020 and potentially continuing in 2021 and into the future due to COVID-19, the Company's revenue has been adversely affected. 2020 revenues decreased year-on-year from 2019, from $859,455 to $667,119. The company was able to reduce costs dramatically in 2020 as well, with the result that net operating losses also decreased, from $242,860 to $159,691. However there is no guarantee that future global crises can be addressed with this degree of flexibility.

The Company relies heavily on its technology and intellectual property
The Company may be unable to adequately or cost-effectively protect or enforce its intellectual property rights, thereby weakening its competitive position and increasing operating costs. To protect the Company's rights in our services and technology, the Company relies on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. The Company also relies on laws pertaining to trademarks and domain names to protect the value of corporate brands and reputation.

Despite efforts to protect proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that the Company regards as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps we take may not prevent misappropriation of our technology or other proprietary assets. The efforts we take to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that they regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of 20,000,000 shares of common stock, of which 5,471,000 shares of common stock are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company has engaged in Related Party Transactions.
The company rents its headquarters office space from an LLC 100% owned by the CEO's family members (and 1/4 owned by the CEO). Prior to July 2012 rent was not assessed, and since then rent has been assessed at $4,000 per month which was 100% converted into Class A common equity in July of 2018. The four family members are now on the capitalization table. Going forward, all rent will be negotiated on a cash basis. Additionally, the wife of the CEO, invested $45,000 in late 2015. The note were converted into Class A common equity in July of 2018.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.
Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

The Company has not filed a Form D for any of its previous offerings and did not rely on 506(b) as previously stated.
The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply. In its previous Form C, the Company erroneously disclosed that it had relied on Reg D for its previous offerings of securities. The Company, in fact, was relying on Section 4 (a)(2).

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on Sam Bogoch, our CEO, Patrice Gouttebel, our VP of Product and Katy Scott, our VP of Operations. The Company has or intends to enter into employment agreements with Patrice Gouttebel and Katy Scott, however there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of the aforementioned persons, or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations. In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities. Upon the conversion of the Securities into CF Shadow Securities (which cannot be guaranteed), the holders of the CF Shadow Securities will be required to enter into a proxy with the Intermediary or its designee to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the CF Shadow Securities follow.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary or its designee to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would receive CF Shadow Securities in the form of shares of

Series B-CF Shadow Preferred Stock and would be required to enter into a proxy that allows the Intermediary or its designee to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stockholders. Thus, Investors will essentially never be able to vote upon any matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

A Crowd SAFE holder may lose their right to any appreciation or return on investment due to defaulting on certain notice and require action requirements in such Crowd SAFE; failure to claim cash set aside in this case may result in a total loss of principal.

The Crowd SAFE offered requires a holder to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion or termination of the Crowd SAFE, in connection with an Equity Financing or Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company. Failure to make a timely action may result in the Company declaring that the Investor is only eligible to receive a cash payment equal to their Purchase Amount (or a lesser amount in certain events). While the Company will set aside such payment for the investor, such payment may be subject to escheatment laws, resulting in a total loss of principal if the Investor never claims their payment.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

The Company sells software that helps media teams transcribe, search and manage their video content remotely from web browsers.

Business Plan

The Company's revenue is comprised of a mix of software license sales, recurring revenues from software use and professional services.

The Company's Products and/or Services

Product / Service	Description	Current Market
Axle AI 2020/2021	Media management software for video teams.	The market is the 400,000 video teams worldwide, in verticals such as sports venues, brands, houses of worship, advertising agencies, broadcasters, postproduction facilities, universities and political campaigns.
Ascribe.ai	Speech transcription module for Axle AI 2020.	The market is the 400,000 video teams worldwide, in verticals such as sports venues, brands, houses of worship, advertising agencies, broadcasters, postproduction facilities, universities and political campaigns.
Connectr.ai	Visual workflow software for video	The market is the 400,000 video teams worldwide, in verticals such as sports venues, brands, houses of worship, advertising agencies, broadcasters, postproduction facilities, universities and political campaigns.

Competition

We face competition from larger systems companies - Sony, Avid, Dalet and Grass Valley all of whom offer bigger, pricier solutions for video management, but they're beyond the reach of Axle AI 2020's targeted audience. We face competition from network storage companies - video specialists like EditShare, SNS, Facilis and others offer bundled software in this space. They are more limited in reach based on close hardware ties. We also face competition from major cloud companies Google, Amazon, Microsoft and even well-funded startup Frame.io who all provide powerful solutions in the cloud, but don't (yet) tackle key challenges of on-premise video storage.

Customer Base

Our customer base includes media teams worldwide. Axle AI 2020 sells largely at a departmental and workgroup level.

Supply Chain

We produce our software from multiple developers and providers, none of which we are dependent upon. We have spent much time researching our supply chain and are prepared for any shortages or forcible changes should any provider become unavailable.

Intellectual Property

The Company currently owns no trademarks or patents but may seek to acquire intellectual property in the future. The Company does have copyright ownership of its primary software, Axle AI 2020/2021. For its Connectr and Ascribe software, the company is the sole publisher of the software, but pays royalties between 1 and 10% of gross revenues to third party providers.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fee	6%	$1,500	6%	$25,680
Sales and Marketing	50%	$12,500	55%	$235,400
Product Development	30%	$7,500	34%	$145,520
Administrative Costs	14%	$3,500	5%	$21,400
Total	**100%**	**$25,000**	**100%**	**$428,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed description of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above.

Intermediary Fee
This fee will be paid directly to the intermediary for assisting in conducting this Offering.

Sales and Marketing
The Company plans to use these proceeds used to increase marketing outreach and sales activity.

Product Development
The Company plans to use these proceeds used to accelerate development of the company's products by hiring software developers.

Administrative Costs
The Company plans to use these proceeds used to address operating costs and other fixed costs such as utilities and legal fees.

DIRECTORS, OFFICERS, MANAGERS, & KEY PERSONELL

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Directors & Officers

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Samuel W. Bogoch	CEO, Director (July 2012-Present)	CEO, Axle AI, Inc. (July 2012-Present): - Responsible for the overall strategic direction of the company - Closely oversees most personnel decisions - Is	B.A. Physics and Chemistry – Harvard

| | | responsible for relationships with large strategic customers such as MSG, NBCU and WB - Directly interfaces with the investment community prior to any decision to bring on an AR manager. | University-1982; MD – Columbia University 1986 Sandoz Research Prize |

Samuel Bogoch

Sam is the CEO and Director of Axle AI, Inc. He is responsible for the overall strategic direction of the company and maintaining relationships with our largest strategic customers such as MSG, NBCU and WB. Sam also oversees all personell decisions. Prior to Axle AI, Inc., Mr. Bogoch was the Director of Product Management, Infrastructure Solutions (2007-2009), Director of Design, Media and Production Asset Management Systems (2009-2011) and Director, Worldwide Enterprise Sales Programs (2011-2012) at Avid Technology.

Key Personell

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Patrice Gouttebel	VP of Product Management (July 2012- Present)	VP of Product Management and Product Manager, Axle AI, Inc. (July 2012-Present) - Works closely with marketing team to set the vision, message and growth target for the product - Defines and plans product features as a product owner, writing relevant user stories and setting realistic goals for projects and tasks with engineers. .	Associate in International Business and Commerce – Bunker Hill Community College - 2007
Katy Scott	VP of Operations (2014-Present)	VP of Operations and Operations Manager, Axle AI, Inc. - Manages the day-to-day operations of the company including planning and overseeing complex product deployments, customer management, and accounts receivable and payable.	B.S. Communication and Media – Fitchburg State University – 2013 Summa Cum Laude
Lloyd Alexander Hamilton	VP of Americas Sales (2017-Present)	VP of Sales, Americas and North American Sales Manager, Axle AI, Inc. – contacts prospects and proposes software configurations, and manages larger-scale projects. .	B.A. in Philosophy, – Holbart College - 1981

Patrice Gouttebel

Patrice is the VP of Product Management, and the Product Manager at Axle AI, Inc. Patrice works closely with marketing team to set the vision, message and growth target for the product, defines and plans product features as a product owner, writing relevant user stories and setting realistic goals for projects and tasks with engineers. Patrice also oversees product releases, feature sets and new product integrations. Prior to Axle AI, Inc., Patrice was a Product Manager at SeeFile, a photo industry DAM software developer.(2006-2012)

Katy Scott

Katy Scott is the VP of Operations and Operations Manager at Axle, AI, Inc. Katy is responsible for the day-to-day operations of the company including planning and overseeing complex product deployments, customer management, and accounts receivable and payable. Katy also manages internal and external communications and new staff onboarding and oversees marketing operations prior to any decision to bring on a VP of Marketing.

Lloyd Alexander Hamilton

Lloyd Alexander Hamilton is the VP of Sales, Americas and North American Sales Manager at Axle AI, Inc. Lloyd is responsible for contacting prospects and proposing software configurations. Lloyd is also manages and oversees the Company's larger-scale projects. Prior to Axle AI, Inc. Lloyd was a Key Account Manager and Director of Business Development at Enfocus, where he was responsible for identifying, nurturing and working with large customers in the US and Canada. (2007-2016)

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 20,000,000 shares of common stock, par value $0.02 per share (the "**Common Stock**") At the closing of this Offering, assuming only the Target Offering Amount is sold, 20,000,000 shares of Common Stock will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Class A Common Stock
Amount Outstanding	5,471,000
Par Value Per Share	$.02
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Company may authorize and issue more Common stock which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	42.6%
Additional Rights	Each share of Class A Common Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into one share of Class B Common Stock. Class A Common Stock holders will receive preferential payments in the event of a liquidation event

Type	Class B Common Stock
Amount Outstanding	0
Par Value Per Share	$.02
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Company may authorize and issue more Common stock which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	KISS
Face Value	$150,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Upon a financing in which the company raises at least $300,000 at a pre-money valuation of at least $5,000,000, the KISS will be automatically converted into that number of Conversion Shares equal to the quotient obtained by dividing the purchase price by the conversion price. The conversion price will be based on a $3,750,000 valuation cap
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The KISS will convert into equity, upon a qualifying financing event which will dilute other equity holders including the holders of the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.7%

Type	Republic Crowd SAFE
Face Value	$109,140
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	The SAFEs have a $7,000,000 valuation cap and 20% discount
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The SAFE will convert into equity, upon a qualifying financing event which will dilute other equity holders including the holders of the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.7%

Type	Stock Options
Amount Outstanding	5,912,000
Voting Rights	1 vote per share upon exercise
Anti-Dilution Rights	None
Material Terms	Options convert into shares of Class B Common Stock. There was nominal fair value associated with the issuance of these options. The fair value of each option award is estimated on the date of grant using a Black Scholes option-pricing model. Exercise price $ 0.07 Fair value share price $ 0.07 Expected volatility 55.0% Expected term 10.00 years Expected dividend rate 0.00% Risk-free rate 2.72% Fair value per share option $ 0.07
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Options may convert into equity, which will dilute other equity holders including the holders of the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	46%

Type	Warrants
Face Value	$320,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	The Warrants have an exercise price of $0.01
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Warrants may be exercised and converted into equity which will dilute other equity holders including the holders of the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	4.2%

Type	Convertible Notes
Face Value	$100,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Notes will convert at a $1,666,667 valuation cap. The Convertible Notes will convert automatically upon the occurrence of a qualified financing event prior to the maturity date
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The notes will convert into equity, upon a qualifying financing event which will dilute other equity holders including the holders of the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	2.5%

Type	Convertible Notes
Face Value	$207,500
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Notes will convert upon a a qualified financing event, meaning an equity financing in which the company raises at least $300,000 at a pre-money valuation of at least $5,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The notes will convert into equity, upon a qualifying financing event which will dilute other equity holders including the holders of the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.8%

Type	Convertible Notes
Face Value	$100,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	The Notes have a $9,000,000 Valuation Cap, 20% discount, and a 7% interest rate
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Convertible Note may convert into equity, which will dilute other equity holders including the holders of the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.5%

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Type	Related Party Loan from CEO
Amount Outstanding	$38,256
Interest Rate and Amortization Schedule	0%
Description of Collateral	None
Other Material Terms	Sam is the CEO of the Company
Maturity Date	None

Type	American Lender – Loan 1
Amount outstanding	$51,351
Interest Rate and Amortization Schedule	28% For $70,000
Description of Collateral	Personal Guarantee by CEO
Maturity Date	$70,000 matures 12/27/2021

Type	American Lender – Loan 2
Amount outstanding	37,200
Interest Rate and Amortization Schedule	44% For $30,000
Description of Collateral	Personal Guarantee by CEO
Maturity Date	$30,000 matures 12/20/2021

Type	Bank of America Line of Credit
Amount outstanding	$26,162
Interest Rate and Amortization Schedule	17.74%
Description of Collateral	Merchant Receivables and all accounts and payment intangibles (as those terms are defined in the Uniform Commercial Code)
Other Material Terms	None
Maturity Date	Payments due monthly

Type	Bank of America Credit Card 1 - 1229
Amount outstanding	$6,861
Interest Rate and Amortization Schedule	17.74%
Description of Collateral	Company's accounts and payment intangibles
Other Material Terms	25.74% interest on cash advance
Maturity Date	Payments due monthly

Type	Bank of America Credit Card 2 - 4051
Amount outstanding	$13,636
Interest Rate and Amortization Schedule	17.74%
Description of Collateral	Company's accounts and payment intangibles
Other Material Terms	25.74% interest on cash advance
Maturity Date	Payments due monthly

Type	Bank of America Credit Card 3 -6741
Amount outstanding	$6,661
Interest Rate and Amortization Schedule	25.49%
Description of Collateral	Company's accounts and payment intangibles
Other Material Terms	None
Maturity Date	Payments due monthly

Type	Bank of America Credit Card 4 -7325
Amount outstanding	$6,748
Interest Rate and Amortization Schedule	18.49% interest
Description of Collateral	Company's accounts and payment intangibles
Other Material Terms	None
Maturity Date	Payments due monthly

Type	Various Loans from Option Holders
Amount outstanding	$182,557
Interest Rate and Amortization Schedule	0%
Description of Collateral	None
Maturity Date	None

Type	Trade Payables
Amount outstanding	$80,000
Interest Rate and Amortization Schedule	0%
Description of Collateral	None
Maturity Date	None

Type	Small Business Administration EIDL
Amount outstanding	$149,900
Interest Rate and Amortization Schedule	3.75% interest
Description of Collateral	Company's inventory, equipment, instruments, including promissory notes, chattel paper, etc.
Other Material Terms	None
Maturity Date	7/06/2051

Type	Payroll Protection Plan
Amount outstanding	$9,620
Interest Rate and Amortization Schedule	1% interest
Description of Collateral	Company's inventory, equipment, instruments, including promissory notes, chattel paper, etc.
Other Material Terms	May be subject to Federal forgiveness
Maturity Date	5/25/2027

Type	Fundbox Loan
Amount outstanding	$3,517
Interest Rate and Amortization Schedule	55% interest
Description of Collateral	Merchant Receivables and all accounts and payment intangibles (as those terms are defined in the Uniform Commercial Code)
Other Material Terms	None
Maturity Date	10/20/2021

Type	Stripe - Line of Credit
Amount outstanding	$4050
Interest Rate and Amortization Schedule	14.5% interest
Description of Collateral	Merchant Receivables and all accounts and payment intangibles (as those terms are defined in the Uniform Commercial Code)
Other Material Terms	None
Maturity Date	8/24/2022

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Sam Bogoch	3,958,000/Class A Common Stock	72.3%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company was started in July of 2012 as a sole proprietorship owned by the CEO, Sam Bogoch. The Company then formed in Massachusetts as "Axle Video, LLC" a limited liability company on January 31, 2013. On July 12, 2018, the limited liability company was converted to a Delaware corporation as "Axle AI, Inc." The Company incorporated to accommodate future financing and fund raising. The Company changed their name to Axle AI, Inc. because artificial intelligence began to play a larger role in the company's technology.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents.
As of June 8, 2021 the Company had an aggregate of $98,566.83 in cash and cash equivalents, leaving the Company with approximately 8 months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Convertible Note	$150,000	1 Convertible Note	Marketing, Product Development, Operations	7/27/2018	Section 4(a)(2)
Convertible Note	$100,000	1 Convertible Note	Marketing, Product Development, Operations	12/31/2019	Section 4(a)(2)
Convertible Note	$25,000	1 Convertible Note	Marketing, Product Development, Operations	3/18/2018	Section 4(a)(2)
Convertible Note	$20,000	1 Convertible Note	Marketing, Product Development, Operations	3/18/2018	Section 4(a)(2)
Convertible Note	$10,000	1 Convertible Note	Marketing, Product Development, Operations	3/18/2018	Section 4(a)(2)
Convertible Note	$2,500	1 Convertible Note	Marketing, Product Development, Operations	3/18/2018	Section 4(a)(2)
Stock Options	$281,540	4,022,000	Marketing, Product Development, Operations	12/1/2019	Section 4(a)(2)
KISS	$45,000	1 KISS Note	Marketing, Product Development, Operations	7/27/2018	Section 4(a)(2)
KISS	$45,000	1 KISS Note	Marketing, Product Development, Operations	8/3/2018	Section 4(a)(2)
KISS	$60,000	1 KISS Note	Marketing, Product Development, Operations	9/14/2018	Section 4(a)(2)
Convertible Note	$100,000	1 Convertible Note	Marketing, Product	3/1/2021	Section 4(a)(2)

			Development, Operations		
Warrants	$320,000	535,000	Marketing, Product Development, Operations	3/1/2021	Section 4(a)(2)
Crowd SAFE	$107,000	107,000	Marketing, Product Development, Operations	6/25/2020	Section 4(a)(6)
Crowd SAFE	$2,140	2,140	Compensation to the Intermediary for hosting the 2020 crowdfunding offering	6/25/2020	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

Our offices are located at 38 the Fenway in Boston, a property 24% owned by Sam Bogoch (the remainder is owned by 3 other family members). We have not paid cash for rent at any point. This debt was converted to equity in 2018. The three family members were given Class A Common Stock in exchange for the debt. The Company pays the utilities. From time to time as needed. The CEO's spouse, Ann Senghas, loaned the Company $45,000 in 2015, the debt was converted into Class A Common Stock in 2018. The Company's CEO, Sam Bogoch has loaned money to the Company. In January, 2021 the Company converted $153,744 of the $192,000 in debt owed to Sam Bogoch, as part of the consideration in issuing 625,000 Class B Stock Options. $38,256 is still outstanding. See Debt Section for details.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $428,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity)] (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by September 30, 2021 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $150 and the maximum amount that an Investor may invest in the Offering is $25,000, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **<u>Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.</u>**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii)that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before the such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made on the date of such Subsequent Closing exceeds two times the amount committed on the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C and the Crowd SAFE instrument attached as <u>Exhibit C</u>, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle Investors to any dividends.

Conversion

Upon each future equity financing resulting in proceeds to the Company of not less than $1,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are securities identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $9,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) the price per share of the securities sold in such Equity Financing multiplied by 80%.

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

If the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of the Crowd SAFE, as contemplated above in connection with an Equity Financing, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert the Crowd Safe to capital stock, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the initial public offering of the Company's capital stock or reverse merger or take-over by certain entities, such as an entity that is a reporting issuer (the "**IPO**") or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor must select, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) $9,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (x) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (y) any Safes; and (z) convertible promissory notes.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the

"**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor must select, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of the Crowd SAFE or (ii) notify Company of its selection to receive the cash payment or shares of the most recently issued capital stock, as contemplated above in connection with a Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the offering

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE,

OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Samuel W. Bogoch
_____
(Signature)

Samuel W. Bogoch
_____
(Name)

CEO, Director
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Samuel W. Bogoch
_____
(Signature)

Samuel W. Bogoch
_____
(Name)

CEO, Director
_____
(Title)

6/10/2021
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

Axle AI Inc.

(a Delaware Corporation)

Unaudited Consolidated Financial Statements

Period of January 1, 2019 through December 31, 2020

Reviewed by:



TaxDrop LLC
A New Jersey CPA Company

Financial Statements

Axle AI Inc.

Table of Contents

Independent Accountant's Review Report — FS-3

Financial Statements and Supplementary Notes

Consolidated Balance Sheet as of December 31, 2019 and December 31, 2020 — FS-5

Consolidated Income Statement for the period of January 1, 2019 through December 31, 2020 — FS-6

Consolidated Statement of Changes in Shareholders' Equity for the period of January 1, 2019 through December 31, 2020 — FS-7

Consolidated Statement of Cash Flows for the period of January 1, 2019 through December 31, 2020 — FS-8

Notes and Additional Disclosures to the Financial Statements as of December 31, 2020 — FS-9



CPA & Advisor

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

April 16, 2021

To: Board of Directors of Axle AI Inc.
Attn: Sam Bogoch, CEO

Re: 2020 and 2019 Consolidated Financial
Statement Review Axle AI Inc.

We have reviewed the accompanying consolidated financial statements of Axle AI Inc. (the "Company"), which comprise the consolidated balance sheet as of December 31, 2019 and December 31, 2020 and the related statements of income, equity, and cash flows for the period of January 1, 2019 through December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements of Axle AI Inc. for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

TaxDrop

TaxDrop LLC
A New Jersey CPA Company

AXLE AI, INC.
CONSOLIDATED BALANCE SHEETS
As of December 31, 2020 and 2019
(Unaudited)

ASSETS	2020	2019
Current Assets		
Cash and cash equivalents	$93,992	$9,255
Accounts receivable	111,318	137,933
Inventory	8,568	3,194
Total Current Assets	**213,879**	**150,382**
Long-Term Assets		
Fixed Assets		
Furniture & equipment	1,799	1,746
Accumulated depreciation	(1,439)	(1,048)
Fixed Assets, net	**360**	**699**
Other Assets		
Financing fees	62,200	37,700
Accumulated amortization	(39,742)	(8,128)
Total Other Assets	**22,458**	**29,572**
Total Assets	**$236,697**	**$180,652**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$27,757	$27,734
Accrued expenses	119,449	130,279
Loan payable	92,972	112,218
Sales tax payable	3,840	(2,006)
Accrued Interest	14,420	6,548
Total Current Liabilities	**258,437**	**274,774**
Long-Term Liabilities		
Loan payable	339,373	158,323
Line of credit	8,138	16,339
Total Long-Term Liabilities	**347,511**	**174,662**
Total Liabilities	**605,948**	**449,436**
STOCKHOLDERS' EQUITY		
Common Stock; $.02 par value, 20,000,000 shares authorized		
5,471,000 and 5,471,000 shares issued and outstanding	109,420	109,420
as of December 31, 2020 and 2019, respectively		
Additional paid-in capital	175,885	175,885
Additional paid-in capital - SAFEs	109,140	0
Additional paid-in capital - KISS	150,000	150,000
Additional paid-in capital - Stock Options	187,605	187,605
Net income	(210,346)	(442,613)
Retained earnings	(891,502)	(448,889)
Cumulative Translation Adjustment	547	(192)
Total Stockholders' Equity	**(369,252)**	**(268,784)**
Total Liabilities and Stockholders' Equity	**$236,697**	**$180,652**

The accompanying notes are an integral part of these financial statements.

AXLE AI, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For Years Ending December 31, 2020 and 2019
(Unaudited)

		2020		2019
Revenues	$	667,119	$	859,455
Cost of goods sold	$	64,594	$	90,504
Gross profit		**602,524**		**768,951**
Operating expenses				
Payroll expenses		51,071		0
Sales and marketing		43,123		80,817
General and administrative		633,756		920,735
Professional fees		34,266		10,259
Total operating expenses		**762,216**		**1,011,811**
Net Operating Income (Loss)		**(159,691)**		**(242,860)**
Other income		10,000		2,000
Other expenses		(60,655)		(201,753)
Net Income (Loss)	**$**	**(210,346)**	**$**	**(442,613)**
Other Comprehensive (loss) Income:				
Foreign Currency Translation Adjustment	$	739	$	(192)
Total Other Comprehensive (loss) gain	$	739	$	(192)
Total Comprehensive Income	$	(209,608)	$	(442,804)

The accompanying notes are an integral part of these financial statements.

AXLE AI, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For Years Ending December 31, 2020 and 2019
(Unaudited)

	Common Stock				Additional Paid-In Capital	Additional Paid-In Capital - SAFEs	Additional Paid-In Capital - KISS	Share-Based Compensation	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity
	Class A		Class B								
	Shares	Par Value	Shares	Par Value							
Balance as of December 31, 2018	5,471,000	109,420	-	-	175,885	-	150,000	-	(448,889)	-	(13,584)
Share-Based Compensation								187,605			187,605
Other Comprehensive Income										(192)	(192)
Net Income (Loss)									(442,613)		(442,613)
Balance as of December 31, 2019	5,471,000	$ 109,420	0	$ -	$ 175,885	$ -	$ 150,000	$ 187,605	$ (891,502)	$ (192)	$ (268,784)
Issuance of SAFEs						109,140					109,140
Other Comprehensive Income										739	739
Net Income (Loss)	-	-							(210,346)		(210,346)
Balance as of December 31, 2020	5,471,000	$ 109,420	-	$ -	$ 175,885	$ 109,140	$ 150,000	$ 187,605	$ (1,101,848)	$ 547	$ (369,252)

The accompanying notes are an integral part of these financial statements.

AXLE AI, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For Years Ending December 31, 2020 and 2019

(Unaudited)

	2020		2019	
Cash Flows from Operating Activities				
Net Income (Loss)	$	(210,346)	$	(442,613)
Adjustments to reconcile net income (loss) to net cash provided by operations:				
Depreciation & Amortization		31,973		8,478
Accrued Interest		7,872		6,548
Share Based Compensation				187,605
Changes in operating assets and liabilities:				
(Increase) Decrease in accounts receivable		26,615		(111,288)
(Increase) Decrease in inventory		(5,375)		(3,194)
Increase (Decrease) in accrued expenses		(10,830)		30,720
Increase (Decrease) in sales tax payable		5,846		(263)
Net cash used in operating activities		**(154,246)**		**(324,007)**
Cash Flows from Investing Activities				
Net cash used in investing activities		0		0
Cash Flows from Financing Activities				
Loan payable		161,804		292,468
Line of credit		(8,201)		25,709
Financing fees		(24,500)		(37,700)
Issuance of SAFEs		109,140		0
Net cash provided by financing activities		**238,243**		**280,477**
Net change in cash and cash equivalents		**83,997**		**(43,530)**
Effect of exchange rates on cash		**740**		**(2,570)**
Cash and cash equivalents at beginning of period		9,255		55,355
Cash and cash equivalents at end of period		**$93,992**		**$9,255**

The accompanying notes are an integral part of these financial statements.

AXLE AI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020

NOTE 1 – NATURE OF OPERATIONS

Axle AI Incorporated (which may be referred to as the "Company", "we," "us," or "our") was incorporated in Delaware on July 12, 2018. The Company makes software for media teams who need to remotely manage and search their video content. The Company's headquarters are in Boston, Massachusetts.

The Company owns one subsidiary, Axle Video Limited, a United Kingdom Corporation formed in 2018. The subsidiary was formed for business conducted in the UK and Europe. The Company and its subsidiary and referred to collectively as the Company. The Company has a very limited operating history. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 9). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 10) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $93,992 and $9,255 cash on hand respectively.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment as of December 31, 2020 and December 31, 2019.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the years ending December 31, 2020 and December 31, 2019 as it incurred a taxable loss. In addition, there is a 100% valuation allowance against the net operating losses generated by the Company at December 31, 2020 and December 31, 2019. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2020 and December 31, 2019, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by growing and selling organic, kosher, non-GMO produce. The Company's payments are generally collected upfront. For December 31, 2020 and 2019 the Company recognized $667,119 and $859,455 in revenue respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2020 and 2019 the company had $111,318 and $137,933 in accounts receivable respectively.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INCOME TAX PROVISION

The Company will file its income tax return for the period ended December 31, 2020 in 2021, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – INVENTORIES

At December 31, 2020 and 2019 inventories consist of computer hardware:

	2020	2019
Inventory Asset	8,568	3,194
Total Inventory	$ 8,568	$ 3,194

NOTE 5 – LOANS AND RELATED PARTY LOANS

Since inception, related parties including Sam Bogoch, the CEO has provided non-interest-bearing loans to the Company valued at $823 and $31,973 as of December 31, 2020 and 2019, respectively. There are no minimum monthly payments and no maturity date.

Convertible Notes

In 2019 the Company issued four promissory notes for a total of $147,500, with interest rates ranging from 5% to 6% and maturity dates of 18 months from issuance (collectively, the "Notes").

The Notes are automatically convertible into preferred stock on the completion of a Qualified Financing or at the maturity date. The conversion price is the lesser of 80% of the price per share of stock received in the Qualified Financing, or $5,000,000 divided by the Company's capitalization on an as-converted to common stock basis including all outstanding securities and options, warrants and other rights to acquire equity securities of the Company, whether or not the securities are subject to vesting or repurchase, and all shares issued or reserved for issuance under any equity incentive or similar plan.

Line of Credit

In October 2019, the Company entered into a loan ("Kabbage") for $20,000 with total interest of $4,500. The balance of the loan liability as of December 31, 2020 and December 31, 2019 was $8,100 and $16,300 including interest remaining, respectively.

EIDL Loan

In July 2020, the Company received a loan for $150,000 under the Advance on an Economic Injury Disaster Loan ("EIDL"), which will be forgiven as debt under the terms of the CARES Act.

NOTE 6 – STOCKHOLDERS' EQUITY

The Company has the following classes of equity outstanding:

Common Stock:

The Company authorized 5,471,000 shares and 14,529,000 of Class A and Class B Common stock respectively at $0.02 par value. As of December 31, 2020 and December 31, 2019, the Company had 5,471,000 shares of Class A Common Stock issued and outstanding and 0 shares of Class B Common Stock.

KISSs

In 2018 the Company issued $150,000 of KISSs. The KISSs are automatically convertible into either shares of a series of Preferred Stock that is identical in all respects to the shares of the preferred stock issued in an equity financing of at least $500,000 ("Next Equity Financing"), except that the liquidation preference per share equals the quotient resulting from dividing the purchase price by the number of shares issued to the investor, with corresponding adjustments to any price-based antidilution and dividend rights provisions ("Shadow Series"), or are convertible at the holders' option into a newly created series of the Company's preferred stock.

The Company's fully-diluted capitalization" includes all shares, options, restricted stock awards, similar equity incentive awards, convertible securities, shares reserved or authorized for issuance under an equity incentive plan, and promised but ungranted options, restricted stock awards, warrants or similar securities, whether vested or unvested, and excludes any other shares issued in the Next Equity Financing and any shares reserved for increases to the Company's existing equity incentive plan or a newly created equity incentive plan. In the event of a sale of the Company ("Corporate Transaction") the fully-diluted capitalization also excludes convertible securities where the holders are receiving consideration or similar liquidation preference payments in lieu of as-converted payments, and any unissued shares that are reserved and available under any equity incentive plan.

Additional Paid-In Capital – SAFEs (Simple Agreements for Future Equity)

In 2020 the Company issued SAFEs $109,140, and received proceeds of $95,535 net of financing fees. The SAFEs are automatically convertible into capital stock on the completion of an event where the Company sells capital stock ("Qualified Financing"). The conversion price is the lesser of 80% of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $7,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes. As the conversion and the resulting effect of the discount on the price per share is not calculable until a Qualified Financing event occurs, there is currently no amount recorded related to the discount.

NOTE 7 – EQUITY-BASED COMPENSATION

In 2018, the Company adopted a 2018 Stock Option and Grant Plan ("2018 Plan") which permits the grant or option of shares to its employees for up to 5,912,000 shares of Class B common stock.

The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders. Stock awards are generally granted or optioned at a price not less than the market price of the Company's stock at the date of grant or option date. Stock awards generally vest over four years.

During 2019, the Company issued 4,022,000 stock options for Class B common stock with an exercise price of $0.07 per share that vest upon grant date and expire in ten years. As of December 31, 2020 and 2019, 4,022,000 stock options had vested. Options convert into shares of Class B Common Stock. There was nominal fair value associated with the issuance of these options. The fair value of each option award is estimated on the date of grant using a Black Scholes option-pricing model. The company uses the average volatility of peer companies to estimate expected volatility. The Company uses the average of the vesting and term of the option to estimate the expected term. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. Forfeitures are accounted for as they occur. The expected dividend yield is zero based on the Company not anticipating to pay dividends in the foreseeable future. Below are the Black Scholes factors utilized by management:

Exercise price $ 0.07
Fair value share price $ 0.07
Expected volatility 55.0%
Expected term 10.00 years
Expected dividend rate 0.00%
Risk-free rate 2.72%
Fair value per share option $ 0.07

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

COVID 19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 9– GOING CONCERN

These financial statements are prepared on a going concern basis. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10 – SUBSEQUENT EVENTS

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through April 16, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Offering Page found on Intermediary's Portal.





Company Name	Axle.ai
Logo	
Headline	Making video smarter – Remote media collaboration in your browser
Hero Image	
Tags	Digital Media, AI, Machine Learning, B2B, SAAS, AI & Machine Learning, Enterprise, Creative tools, $500K+ revenue

Pitch text

Summary

- Making video footage remotely accessible and searchable
- Video is rapidly becoming a dominant communication medium
- 2020 sales of $667k; sales of $416k in first 5 months of 2021
- Over 700 paid customers incl. NBCU, Paramount, NY Yankees, In N'Out Burger
- Market potential of 600,000 customer teams by 2024
- $584k total invested including Jason Calacanis' LAUNCH and Stadia Ventures

- 2020 Reg. CF offering on Republic was oversubscribed ($107k raised)

Problem

Video management tools are really primitive

There are about 400,000 teams worldwide who shoot and edit video, a number expected to grow to 600,000 by 2024. Almost every company, brand and venue is ramping up video creation to reach their audience. Yet the tools to pull together the right content for editing are often as basic as loose hard drives, Post-It notes and the odd spreadsheet.


The Problem:
Finding video clips is like finding a needle in a haystack.
Up to 40% of editors' time is lost doing this.

Studies have shown that a huge amount of time is wasted just trying to find relevant content; further costs are incurred re-shooting material that's already been shot because it can't be found.

Solution

Solving a key problem in video

axle ai is hybrid cloud browser software that helps media teams search and manage their video content. We harness cutting-edge machine learning tech and software development tools to build our shrink wrapped platform.

We've sold to hundreds of emerging and growing teams across corporate, sports, church, political and educational markets, and make the onboarding process as frictionless as possible. That's in sharp contrast to the traditional offerings in this space, which are semi-custom enterprise software, generally priced $50,000 and up, targeting traditional broadcasters. The space is also attracting significant new entrants as well as M&A activity.



2021
target market
Video
$23 bn/yr
17% CAGR
AI/ML
$22 bn/yr
44% CAGR
Remote Work
$45 bn/yr
27% CAGR
2022
Video
AI/ML
Remote Work
2023
Video
AI/ML
Remote Work

At the intersection of Video, AI/ML and Remote Work – all growing rapidly

Product

Lightweight but powerful

axle ai has three main products: **1. our flagship axle ai 2021 software**, which lets remote teams search, tag and manage their media through a radically simple browser interface; **2. connectr.ai, our no-code visual workflow tool** for media that builds cost-effective automated video processes, and **3. our ascribe.ai** freemium plug-in and app, for automated speech transcription.







axle ai 2019
connectr.ai
ascribe.ai

All three products are shipping and generating revenue. Together, they represent over 90 person-years of engineering investment.

Major enhancements to axle 2021 include a range of new plug-in panels for the Adobe Creative Cloud suite (Premiere Pro, AfterEffects, Photoshop, Illustrator, InDesign) with full support for remote teams and proxy/high-res workflows.

Traction

$667k revenue in 2020

- Gross margins of 90%, as well as minimal marketing and travel costs, resulted in reduction of net operating losses from $243k in 2019 to $160k in 2020.
- **The shift to remote work has driven interest in our products** from new incoming leads and the significant industry mailing list (40,000+ contacts) which we've grown organically.
- Most of our conversations and sales are with prospects who have never bought this kind of software before, which implies that there's a large untapped market.
- 2021 year-to-date revenues of $416k are up 116% over the same period in 2020; last-12-month revenues are $891k.

Strong sales to date in 2021



Customers

Used by major brands



axle ai has over 700 customers to date, including many of the world's most recognizable sports franchises, brands and media companies. Our customers tend to be the heads of video departments at these larger organizations; axle's software is generally deployed in workgroups of 3 to 30 people.

We also sell to many smaller production companies, documentary teams and even the video teams for several presidential candidates, and media teams like Eon Productions (producers of the James Bond films) and country star Kenny Chesney. To date, most of our sales have come from inbound leads; we are ramping up outbound sales staff and activities to broaden our reach.

Business Model

Software = high margins

axle ai's revenue stream, with **gross margins of 90% in 2020**, is a mix of software license sales, recurring revenues from software use and professional services. Typical axle ai sites have **a lifetime value (LTV) averaging $13,000 at a customer acquisition cost (CAC) of $3,500**.

We're seeing growing traction when offering joint solutions with partners, including $6bn/year storage industry leader NetApp (with sales to CA and NY state governments).

In mid-2020, we had an acquisition offer from a public company which would have led to our integration into a 'stack' of proprietary storage offerings. We decided to stay independent; we're convinced that a huge opportunity exists for a storage-agnostic software play in this space.

Market



Total Addressable Market

4K Video cameras: $31bn in 2024
Market Research Future

Storage for video: $16bn in 2024
Coughlin & Associates



The market for equipment to capture and store video is massive, and growing quickly. It's estimated that by 2024, **over $16 billion (up from $6.9 billion in 2017)** will be spent annually on data storage devices housing pro video, and nearly twice that on high-end video cameras to capture that footage. We're building our business around the idea that editing teams will need some sort of tool to manage all the files that are created – whether working from home, from the office, or on location at events.



Cost versus Adoption

2024: 600,000 video teams larger formats, widespread 5G

Cost of storing, managing and searching for video

Adoption of video

2019: 300,000 video teams cloud becoming viable

2014: 175,000 video teams Nearly all on premise



While the number of these teams is growing rapidly, the cost of the tech needed to house and manage their content is dropping quickly. For the first time ever, a small team can affordably implement networked storage and keep a shared version of all their footage, and archive older material to the cloud as needed.

That's a huge step up from the typical stack of loose hard drives, which were really just digital versions of videotape with better access. **What's missing today is the software toolset** to help these teams search and manage this content.

Competition

Increasingly hot space

In the last 6 months, two public companies have targeted the media management segment. Vimeo (NASDAQ: VMEO) launched their Video Library offering days before their recent IPO, and Quantum (NASDAQ: QMCO) acquired Square Box Systems, a legacy competitor to axle, in one of **11 M&A transactions in this space in the last 8 months**. In addition, well-funded startup Frame.io announced a cloud media management offering, and others may follow. Main competitors to axle ai are as follows:

1. Larger systems companies - Sony, Avid, Dalet and Grass Valley all offer bigger, pricier solutions for video management, but they're beyond the reach of axle ai's targeted audience.

2. Network storage companies - Video specialists EditShare, SNS, Facilis and now Quantum offer bundled software in this space. They're more limited in reach based on close hardware ties.

3. Video tagging and transcription companies - Veritone, GreyMeta, Rev and Digital Anarchy all focus on harnessing AI in the creative space, but don't compete directly with axle.

4. Major cloud companies Google, Amazon, Google, Microsoft and others all provide powerful solutions in the cloud, as do Vimeo and Frame.io. As yet, none of these tackle key aspects of on-premise video storage, which is where most video content lives.

Vision

We make video smarter –searchable and manageable from anywhere

With a major push from 2020's COVID experience, video is on its way to becoming the primary medium of communication for the world's 7 billion inhabitants. Meanwhile, machine learning can now transcribe video quickly as well as analyze, in depth, nearly any type of video content.

axle ai has grabbed an early lead in enabling small, agile teams who shoot all this video to search and manage their material, by leveraging the power of artificial intelligence and an easy-to-use browser front end. We hope you can join us by investing, as we solve one of the biggest problems out there – making video smarter.

Investors

Backed by Jason Calacanis



Industry heavyweight **Jason Calacanis has invested $100k through his LAUNCH! accelerator,** and recently Stadia Ventures, North America's leading sports tech accelerator, also invested $100k.

Other investors include Quake Capital ($150k) as well as strong list of industry-savvy angel investors including Google's Tejpaul Bhatia, Silicon Valley NAS pioneer Larry Boucher, media tech analyst Mike Vorhaus, Apple veteran David Feldman, Mark Kalow and Ro Toyoshima.

axle ai's 2020 Republic Reg. CF round was oversubscribed.

Founders

The right stuff

 Republic



🕊️Superheroes

Sam Bogoch, Axle AI

Accomplishing a lot with a little

Cofounders Patrice Gouttebel and Sam Bogoch have worked in software for decades and understand the creative apps space deeply. Sam was previously Director, Software Development at Avid (NASDAQ: AVID), a video software leader now valued at over $1bn. At Avid from 2007-12, he managed a 100+ person team driving rapid growth in departmental Interplay/MediaCentral products – sales grew from $17m in '07 to $55m in '12.

Patrice, formerly product manager at SeeFile, a digital asset management startup, has a strong combination of software, IT and business skills. Our third cofounder and VP of Ops, Katy Scott (also from a media background) joined in 2013, 9 months after our launch. We love the challenge of taking media to a whole new level.

Team

	Sam Bogoch	CEO and Co-Founder	Sam Bogoch is axle ai's CEO and cofounder. Sam has both small startup and public-company experience. He brings his years in media management software to meeting the needs of the rapidly growing worldwide market of distributed media teams.
	Patrice Gouttebel	VP of Product Management	As VP of Product Management and co-founder of axle ai, Patrice oversees our product development. He brings extensive experience with web coding, user interface design, and perhaps most importantly, direct customer dialogue.
	Katy Scott	VP of Operations	As our VP of Operations, Katy manages the ongoing operations of the business including resourcing, support and installation scheduling and financials. Katy is a Summa Cum Laude graduate of Fitchburg State University's Media program.
	Neil Blake	EMEA Business Manager	Neil manages the EMEA region for axle ai. Neil brings 30+ years of broadcast industry experience to axle ai, sales, partnerships and technical support. He was previously at Avid and Pinnacle Systems.

Steven Ryan	Lead Engineer	A co-founder of axle ai, Steven has an in-depth background in coding, including years of experience developing compilers for Intergraph, an early RISC processor vendor.
Alex Hamilton	VP, North American Sales	Alex Hamilton is VP of Sales for axle ai, with responsibility for North America. A four-year veteran at axle, Alex has worked in the technology and media industries for over 20 years.
Colin Anderson	US West Coast Sales	
Mimo Chikhi	Software Development and Support	
Maris Dembovskis	Technical Support	
Muslimbek Pirnazarov	Engineer	
Ines Rozentale	Marketing	
Jason Calacanis	Investor, LAUNCH!	
Glenn Argenbright	Investor, Quake Capital	
Mark Kalow	Angel Investor	
David Feldman	Angel Investor	
Larry Boucher	Angel Investor	

	Joe Pimmel	Investor, Stadia Ventures
	Ro Toyoshima	Angel Investor
	Yogesh Sardana	India Business Manager
	Marvin Baldonado	Technical Support
	Elisa Hecker	Training
	Tejpaul Bhatia	Angel Investor, Google
	Mike Vorhaus	Angel Investor, industry analyst
	Samantha Ory	Angel Investor
	Davit Buniatyan	Angel Investor, Activeloop.ai
	Alex Golod	Angel Investor

Perks

$150	15 free hours of transcription on axle's ascribe.ai automated transcription service (a $15.00 value)
$500	50 free hours of transcription on axle's ascribe.ai automated transcription service (a $50.00 value) a leather-bound pocket notebook with the axle ai logo
$1,000	100 free hours of transcription on axle's ascribe.ai automated transcription service (a $100.00 value) a leather-bound pocket notebook with the axle ai logo an axle ai tote bag
$2,500	250 free hours of transcription on axle's ascribe.ai automated transcription service (a $250.00 value) a leather-bound pocket notebook with the axle ai logo an axle ai tote bag
$10,000	a two-user license of axle ai 2021 server software for MacOS (a $2,995 value) 500 free hours of transcription on axle's ascribe.ai automated transcription service (a $500 value) a leather-bound pocket notebook with the axle ai logo an axle ai tote bag

FAQ

What do axle ai's customers have in common?

Whether they're working in churches, corporations, sports venues, or political campaigns, they're all doing the same thing – shooting and editing high quality video, often for posting on social media. A typical axle customer will have a team of 3 to 30 people, who need to collaborate on the fly and work remotely. This is a rapidly growing global market opportunity.

How has the company been so capital-efficient in its growth?

axle ai has built its business on a largely bootstrapped basis since its founding as axle Video in 2012. Our concept of democratizing video management was a real breakthrough from the outset, allowing us to get top-tier customers from many industry segments who saw there was a big gap in the offerings of existing vendors.

We won best-of-show awards (at IBC 2012 and NAB 2013) soon after our launch, and have been steadily building the software and business since then. We rebranded as axle ai and began raising outside capital in 2018, and have remained relatively capital-efficient in the last 3 years. We are seeing a surge in revenue growth driven by both the increasing impact of AI/ML in the video space, and the rapid adoption of remote work technology.

Does the software run in the cloud?

axle ai's software suite takes full advantage of the public cloud and can be deployed there, but the majority of our customers are hosting it on their internal networks and private clouds, even when collaborating remotely. This is partly for security and privacy reasons, but most importantly because 4K camera video files are often too big to be quickly or cost-effectively uploaded to the public cloud.

Emerging tech like 5G and satellite high-speed internet are beginning to address this gap in upload/download performance, so going forward we expect a growing proportion of our business to come from the cloud. Through this transition, which has been hastened by the shift to remote work under COVID-19, our software is ideally positioned to handle what are called "edge" or hybrid -cloud use cases.

What do customers love about axle ai?	We constantly hear that our end users love axle because they don't need to change the way they work to use it. Instead of requiring customers to reformat or migrate their video, our software catalogs the media where it already is, in its existing formats and folder structure. As a result, axle fits perfectly into nearly any team's workflow and helps them make the most of their media.

Another key feature of axle ai, which was a "nice-to-have" option until recently, is its automatic creation of low-resolution proxy versions of all media files, so they can be reviewed in a browser. With the quick transition to remote work under COVID-19, this feature has become essential and is now a driving force in adoption of our software.

Finally, our integration with a full suite of creative tools, including Adobe's Creative Cloud suite (Premiere Pro, AfterEffects, Photoshop, Illustrator and InDesign) as well as Apple's Final Cut Pro X and Avid's Media Composer, makes it seamless for remote media teams to adopt our platform as part of their creative process. |
Who is a good candidate for axle ai?	axle ai is a great tool for small and midsize teams who shoot and edit video, photo and audio content. We help organizations big and small to better navigate their media library and collaborate with their teams. There's also a good mix of customers who use our software for work-in-progress video, and those who use it to search archival content. While our customers have a lot in common, they can be found in a wide range of contexts including sports, corporate, government, university and broadcast organizations.
Does axle ai work for remote teams?	Yes - nearly every axle ai installation includes a component of remote access. Now that most media teams are distributed, we've seen strong demand for our remote-access features and have developed a new suite of panels for the industry-leading Adobe Creative Cloud applications that support productivity whether users are on location, traveling, or working from home.
How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.
Do you have your Meet the Drapers episode transcript?	Here you go!
Tim Draper: Let's bring on our next contestant. But, before we do, let's see what's going on behind the scenes.
Sam: I'm Sam Bogoch, CEO of Axle AI.
Patrice: I'm Patrice Gouttebel, product manager for Axle AI.
Sam: We do software that lets media teams search and manage all the video that they shoot. One of our customers is a major sports venue.
Patrice: They literally had piles of hard drive stuffed in duffle bags. And they had to wonder, which duffle bag do I need to open to find drive X or Y. And that's where Axle fits in.
Sam: It seems like a really great chance for us to put our story out there and hear their feedback. So, it's not something that you get to do every day and we think that's pretty neat.
Tim: Welcome to Meet the Drapers. Give us your pitch.
Sam: We're Axle AI. And our software makes it radically simple for media teams to search and manage their video. We have tons of high end customers, big brands, people like PricewaterhouseCoopers, Madison Square Garden, Patagonia. We even have things like churches and two of the leading political campaigns for president this year.
Jack Hidary: This is for their internal video storehouse.
Sam: Correct.
Jack: Of videos that they may for ads, commercials, corporate videos, all that stuff.
Sam: Yep.
Jack: You want to help organize and search that.

Sam: Exactly. And this used to be kind of a niche thing only for big broadcasters because nobody else shot enough video. But I suspect video is kind of eating the world at this point. It's like 80% of the bandwidth on the internet. It's more than 20% of the storage that people buy is just a house video.

Sam: But the actual act of editing the video is really like living in a cave. You basically have to hunt around for that right clip. You might or might not remember what it was called when it was shot. One of our biggest customers, the first time I visited them, they were literally-

Tim: If you don't know those things, how do you do the search?

Sam: We do that because we apply AI to analyze the content.

Jack: The users, and that can company does not have to tag their videos for this to work.

Patrice: Exactly.

Jack: The whole point of the AI is that you can now search the videos.

Patrice: Yep.

Sam: Correct.

Jack: Based on the fact that you already went with ML, with machine learning, through the videos.

Sam: Correct.

Jack: And said, there's a lot of fire trucks in here. So, if I do a search for video with fire truck, bingo, it comes up, even though the words fire truck-

Sam: Do not appear.

Jack: Were never semantically tagged.

Sam: Correct.

Jack: To the video.

Patrice: Briefly, you log in, you see on your left side the folders, at the top, you have the search engine. You can play the clip. On the right side, you have your user tags. Underneath, AI entries where you can see what appears on the video and when. You can also find who is in it and what they say.

Sam: A lot of what we're doing is licensing engines and leveraging open source to build this. So, it gets a lot more powerful every six or 12 months and the costs come down very rapidly as well.

Patrice: It is evolving very fast. And it all depends on the model you have, in the end. You can have a model that will just tell you, it's a cat, it's a dog or you can have a model that is specifically trained to tell you what kind of breed you have. This is a Maine Coon. This is a German Shepherd. This is a Yorkshire, and so on.

Jack: What's your hope revenue per year? Is it going to be a 50,000 dollar sale, a 500,000 dollar sale? What range are we talking?

Sam: More like 50. Because we were bootstrapped, we were actually prioritizing upfront revenue and perpetual license sales. As our AI gets more powerful, we think it's going to be a bigger and bigger part of our mix. And this version of the software that we're coming out with next year is actually going to be freemium. So you can just load it on a laptop, you don't have to have a dedicated server.

Adam: Why do you guys care about this?

Sam: I was in for creative teams at first as a system integrator. Then I spent five years heading up product management at Avid in their work group software. And we grew that business from 17 million the year I joined a 55 million five years later. But it was all selling to these big broadcasters and that's kind of a zero sum game.

Sam: The broadcast industry is not really growing or changing that fast. All the growth is coming up in these alternative sources of video, all the stuff that's happening on the web. That's basically why Patrice and I started Axle in 2012.

Bill Draper: How do you divide up your time, the two of you?

Sam: I'm more the business guy. I'm out pitching to customers.

Bill: Then why do you need him?

Sam: Oh, because he does all the real work.

Patrice: I am the product manager. I'm more actually on the technical side. I make this stuff happen, managing all our coders that's are located in Eastern Europe, all the support, and deployment, and everything. So, I'm more like the tech side.

Sam: The key person that we really want to add is a marketing person full time. The big challenge for us in the next year is really to get the word out that this is even possible and cost effective. And that's largely a marketing challenge.

Polly Draper: You said you did something for two presidential campaigns.

Sam: Yes.

Polly: What did you do?

Sam: It used to be that in politics you put out like a position paper, right? And people would just receive it and that was that. Now, it's this constant give and take on social media where somebody says, oh, I don't even think your candidate has a good position on Syria. And then, they have to search through all the town hall meetings that they've done.

Nat Wolff: Oh, that's so smart.

Sam: And say, oh, here's our position on Syria. Boom.

Jack: And that's the application.

Polly: Right.

Nat: That's awesome.

Sam: The speed of response and the agility of that response.

Adam Draper: Live in real time.

Sam: And you either get that right or you're not a good candidate.

Tim: How do we know this is good? Does it work?

Patrice: It depends on the mode.

Tim: Because there are thousands of people out doing all sorts of different versions of this kind of thing.

Sam: Here's the thing, algorithmically there are. Where we think our value is, is actually where the rubber meets the road, the customers using the software. We actually license from a lot of these people developing cool algorithms. We just licensed one that does sports highlights.

Patrice: Yeah.

Sam: So, we baked that into our stuff. We didn't develop it ourselves, but the companies are all looking for distribution and ways to reach the customers. What we're doing is solving the problem for the customer.

Jack: But you started the company in 2012.

Sam: Right.

Jack: And it's now 2019 soon to be 2020.

Sam: Sure.

Jack: What happened in 2012, 2013, 2014?

Patrice: So, AI was not there.

Jack: Okay.

Sam: All the tagging was manual for the first five years we were in business.

Jack: Yeah.

Sam: People literally had to hire interns to do this. They did it anyway. It was worth it, but it definitely was not like ready for prime time in the way that it is now with AI. So, that's where we-

Jack: So, when you started, actually, it wasn't really AI driven.

Sam: No.

Jack: Okay, got it.

Tim: So, what you're going to do is you're going to get that customer, and grab them, and hold them.

Sam: Right. And give them basically the benefit of all this competition on the algorithmic side. The pricing is dropping rapidly. The capabilities are rising rapidly. In fact, our next slide kind of highlights that. So, not only are the number of teams doing this expected to double in the next five years, but if you look at the cost curve, it's plummeting. And so, we can go to people and say, you didn't even think you could do this, but you can take those 300 petabytes of stuff, analyze them, and have them searchable right away.

Tim: Long term though, you're at your customer's mercy.

Sam: Isn't everybody?

Bill: Good answer.

Tim: But I mean, you could get squeezed down.

Bill: Okay.

Tim: Like these mega companies could just keep turning the screws on you instead of somehow having some control over the end user. All the biggest businesses in the world have access to a big group of end user.

Sam: Well, and that's where we're going next year with this AX1 product. It's essentially a freestanding version of this. Right now, we need a server either on prem or in the cloud. And so there's a limited pool of people who are willing to deploy a server and set all this up. But the new AX1 stuff will just run on any Mac laptop. You can just load the software. It's freemium priced. And we're going to capture a much larger swath of the market. And then, as people grow and form teams, they'll naturally migrate to our team.

Tim: Well, thank you so much for being on Meet the Drapers.

Sam: Thank you for inviting us.

Tim: Good having you here.

Sam: Good meeting.

Patrice: Thank you, Tim.

Sam: Oh, and we never handed out the iPads, actually. One last thing.

Adam: Free iPads.

Sam: No. Not that.

Adam: Fantastic.

Nat: Everyone gets as iPad.

Sam: On the app, we've logged out. No. But just we actually ran it on an old episode of Meet the Drapers. And so, if you scroll down you can see the transcript of what you guys are saying.

Bill: My dad works for me too.

Tim: My dad works for me too. He works pretty well, right?

Polly: Yeah.

Tim: They do a lot of work and they don't expect too much.

Polly: We don't get paid.

Tim: Thank you very much.

Bill: Thank you.

Sam: Thank you. It's a pleasure.

Bill: And good job.

Patrice: It was great, actually. I think we did a very decent job.

Sam: Yeah. We had a blast. I think the interactions with the panel were really, really fun. And they had a lot of really good questions. The questions from Tim about, how big can this get? We think that video is huge and that the application of AI to video is also going to get a huge. His concern is that could commoditize and you'd get smooshed. Obviously, what we do every day is work to make our products better and reach more customers so that doesn't happen. But we're in a business where you have to earn it and it's always nice to think that there would be a business where you just print money and unicorns and rainbows.

Patrice: That's called the Federal Reserve.

Sam: They get to do that. It's true. Yes. I think short of that we felt it was really positive. Great show.

Tim: So, what did you all think of Axle AI?

Jack: Tim, clearly this is a huge need. The amount of video is growing exponentially. You asked about exponential technologies early in the show, this is exponential content. The challenge, I think, with this company is commoditization. They're not creating their own technology. That was my number one concern when he said they're aggregating other technologies. It's hard if you don't have a competitive advantage in the technology itself.

Bill: Just the number of customers that are household names leads me to believe there is a big need for this. And it's just the beginning. I think this is going to be my favorite.

Adam: As a failed film editor turned venture capitalist, I definitely understand this need. And I constantly run into it where I want to make like a celebrity reel of people saying the word boost. I can't do that unless I just filter through trillions of videos.

Tim: Okay. I think we should all just say boost. Ready? One, two, three. Boost.

Jack: Boost.

Nat: Boost.

Polly: Boost.

Adam: Boost.

Bill: Boost.

Adam: Now I at least have quick clips. I definitely have the concern of the technology is not theirs. They are saying, we're an interface for everyone else's technology. And we're going to control the customer. And, as of now, they've pulled it off. We'll see.

Nat: I think it's going to be huge. I think it's great. I know how much time people spend combing through footage to make reels. And it's a painstaking processes. This will take all that work out of it.

And it sounds great.

Polly: Yeah. And when he showed us on those iPads that, just from the conversation that we'd had today, they were able to pull-

Tim: No. Those were from a previous episode.

Polly: Previous episodes.

Nat: That would be magic.

Adam: This episode. Can it tell me what I'm going to say?

Polly: That's what I thought. I was even more impressed.

Tim: What they're doing is they're going after all these big companies. If you think that CBS and Paramount are going to allow them to have any kind of control, it's not going to happen.

Jack: Not at all.

Tim: And they're going to get their screws turned. Now, if they go consumer, they'll have that end user. And, when you have the end user, you can grow to be a big, huge business. But again, consumer costs a lot of money to get there.

Tim: Now, the time comes. I'm going to need all of your help. Tell the crystal ball. Do we move TEOOH, LatinLive, or Axle AI to the semifinals? The other two that aren't picked, they still can be moved to the semifinals by our viewing audience.

Jack: I think TEOOH was the most different in terms of something novel in the marketplace. My number one knock against them is that they're going after the consumer. If they agreed to go enterprise first, then I'd recommend funding them.

Tim: Polly, what's your favorite number?

Polly: Number three. I just saw it as more useful in business.

Tim: You do have a lot of video back there.

Polly: Yeah.

Tim: Nat, how about you?

Nat: I think I'm going to go with Axle AI too because they seem like they've been in this world a long time and seem pretty tested. The passion seemed there. And then, it was an idea that I could really understand.

Adam: So, I love Don Stein. So, I would probably pick founder based TEOOH. But I also love that Axle AI has been grinding it out. And now, because AI is good enough, they can actually accomplish this. So, it's two way tie.

Tim: And dad, what do you think?

Bill: I think Axle AI is my favorite. It seems to have the biggest future. They've made very good progress. Quality of the customers they've got and the potential of growing inside each of those customers is big. I think it's AI.

Tim: Let's bring in the contestants. I will go to the crystal ball and I'll come up with some answer that might have something to do with what all the judges prompted me to do.

Tim: Well, I want to thank you all for coming. The way this is going to work is one team will be chosen by the crystal ball. And the crystal ball will determine who will move to the semifinals. That team will get the option to take a 10,000 dollar investment and a 20,000 dollar investment from the brand group. The other two groups might also move forward because the viewers have the opportunity to move you toward the finals. So, this could go in a number of different ways. So, the judges have had their feedback. It's all gone into the crystal ball. And I'm just going to have to... well, before I do that, I want to kind of go through each.

Tim: LatinLive, I like how it could move virally. I liked how it could spread. I like that you have a new method of marketing that a lot of people hadn't really thought about. I'm a little concerned about doing it just for the money. And I'm not sure that you won't burn out the celebrity, the one who attracts all those people. So, upside, downside.

Tim: Axle AI, clearly you two know exactly what you're doing. You've built relationships with all these customers. And now you finally get technology you can bring to them that will open their eyes. My concern there is that you don't have proprietary technology that you own and can grow and build on. Unless you do move to the end user, you are not going to have end user control. And, without end user control, then the option of becoming the hundred billion dollar business is probably out of the market for you.

Tim: And then TEOOH, totally love your passion, love the fact that you are so dedicated to this marketplace and have been for all this time. You know VR. Something is going to happen. It's clearly the weirdest. It's a long shot because people don't really know about it yet. They don't know how it's going to work or where it's going to go.

Tim: Now, given that, let's go to the crystal ball. Is it TEOOH, LatinLive, Axle AI? It's TEOOH.

Polly: Oh.

Tim: I just want you to know it was conflicted.

Bill: It was really tough.

Polly: Yeah. That was-

Tim: It was a tough decision. It was very tight.

Jack: Very tight.

Tim: Basically, I think the crystal ball went for the unknown upside, that it could go in any number of different ways. Whereas, these two are more consistent. You all have incredible futures. This is going to be really extremely cool.

Bill: That's for a fact. We all agree with that. Good.

Tim: Good. You're in. Good. So, see us next week on Meet the Drapers.

EXHIBIT C

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Axle AI, Inc.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2021

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2021 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Axle AI, Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 20%.

The "**Valuation Cap**" is $9,000,000.

See Section 2 for certain additional defined terms.

1. *Events*

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Equity Financing**

Price").

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(iii)   If the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of this Crowd SAFE, as contemplated in this Section 1(a), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert this Crowd Safe to Capital Stock, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Not withstanding Sections 1(b)(i)(2) or 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section

1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of this Crowd SAFE or (ii) notify Company of its selection to receive the cash payment or shares of the most recently issued Capital Stock, as contemplated in this Section 1(b), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment contemplated in Section 1(b) that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d) **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a non-voting series of Capital Stock that is otherwise identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i) CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

(ii) Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary or its designee as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Shares and such agreement provides that the Intermediary or its designee will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies; and

(iii) CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.02 per share, of the Company.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; or (B) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company..

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e) The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f) The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g) The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

(h) The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of <u>Section 5(a)</u> will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of <u>Section 5(a)</u> and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with <u>Section 5(a)</u> or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in <u>Section 5(a)</u>):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in <u>Section 4</u> above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in <u>Section 4</u> and the undertaking set out in <u>Section 5(a)</u> and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Boston, MA. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(k)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

Axle AI, Inc.

By:
Name: Sam Bogoch
Title: CEO
Address: 38 Fenway, Boston, MA 02215
Email: sam@axle.ai

INVESTOR:
By:
Name:

Exhibit A – CF Shadow Share Proxy

<p style="text-align:center">Irrevocable Proxy</p>

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "***Crowd SAFE***") dated [Date of Crowd SAFE] between Axle AI, Inc. a Delaware corporation (the "***Company***") and [Investor Name] ("***Stockholder")***. Capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the Crowd SAFE. In connection with a conversion of Stockholder's investment in the Crowd SAFE into Capital Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Stockholder and OpenDeal Portal LLC (the "***Intermediary***") as another holder of Capital Stock of a CF Shadow Series hereby agree as follows:

1) **Grant of Irrevocable Proxy**.

   a) With respect to all of the shares of Capital Stock of CF Shadow Series owned by the Stockholder as of the date of this Irrevocable Proxy or any subsequent date (the "***Shares***"), Stockholder hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder of the irrevocable proxy (rather than the Stockholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Intermediary hereby agrees to vote all Shares consistently with the majority of the shares on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.

   b) The Intermediary shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Intermediary's exercise of the this irrevocable proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.

   c) This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2) **Legend**. The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing <u>Section 1</u>.

3) **Representations and Warranties**. The Stockholder represents and warrants to the Intermediary as follows:

   a) The Stockholder has the all necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.

b) The Stockholder is the record owner of the Shares listed under the name on this Appendix A and the Stockholder has plenary voting and dispositive power with respect to such Shares; the Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4) **Equitable Remedies**. The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5) **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6) **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Stockholder and (ii) the Intermediary.

7) **Assignment**.

   a) In the event the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.
   b) The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Stockholder.

8) **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR:	**INTERMEDIARY:**
By:	By:
Name:	Name: Authorized Signatory, OpenDeal Portal LLC d/b/a Republic
Date	Date

EXHIBIT D

Video Transcript

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